FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of a Prospectus dated 08 December 2023
Exhibit No. 2	Holding(s) in Company dated 11 December 2023
Exhibit No. 3	Key findings from Phase 2 of Travers Smith review dated 15 December 2023
Exhibit No. 4	Director/PDMR Shareholding dated 19 December 2023
Exhibit No. 5	Director/PDMR Shareholding dated 29 December 2023
Exhibit No. 6	Total Voting Rights dated 29 December 2023

Exhibit No. 1

NatWest Group plc

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 7 December 2023.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1853W_1-2023-12-8.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

  TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		8 December 2023
6. Date on which issuer notified (DD/MM/YYYY):		8 December 2023
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	37.97%		37.97%	35,222,778,684
Position of previous notification (if applicable)	38.53%		38.53%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	13,373,789,124	37.97%

SUBTOTAL 8. A	13,373,789,124	37.97%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	37.97%	37.97%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (37.97%), has been calculated following the disposal by HMT of 127,495,698 ordinary shares in NWG since its last TR-1 notification on 24 May 2023.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	8 December 2023

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

Key findings from Phase 2 of Travers Smith review

NatWest Group (NWG) has today published the key findings and recommendations from Phase 2 of the Travers Smith independent review - commissioned by the Board in July - relating to account closures at Coutts over the 24-month period prior to 28 July 2023.

The key findings and recommendations report (the report) published today was compiled by Travers Smith. The Phase 2 review analysed 84 customer account closures - including all relevant PEP cases exited over the relevant period - building a total sample of around 10% of relevant account closures in the period.

The report confirms that decision-making was consistent with relevant standards and otherwise appropriate and that there was no evidence of discrimination due to political views or affiliations, or any other protected characteristic. However, it identifies several areas where Coutts' policies and procedures governing exit decisions could be improved, including the process by which exit decisions are communicated to customers and the clarity of communications.

NatWest Group has accepted - and will implement - all the recommendations contained in Phases 1 and 2 of the review.

Commenting on the report, Mohammad Syed, Chief Executive of Coutts, said:

"Following the publication of the Phase 1 reports in October, we recognised the need to improve our customer account closure processes and those improvements are already well under way. Although Travers Smith confirm that, in general, decisions were appropriate and that there was no evidence of discrimination, it is clear there are lessons to be learned. This report reaffirms that there were a number of shortcomings in our approach to account closures at Coutts and, in particular, in the quality and consistency of our communications. The experience of some of our customers fell short of what they should expect, and we apologise to them.

"We are committed to implementing all of the recommendations made by Travers Smith, including comprehensively reviewing and updating exit and communication processes, so that we deliver a better, more consistent experience for all our customers."

The report sets out Travers Smith's key findings and recommendations in full

https://www.natwestgroup.com/content/dam/natwestgroup_com/natwestgroup/pdf/Travers-Smith-Phase-2-Key-Findings-Recommendations.pdf

In summary, the Phase 2 findings include:

i. Decision-making: in general, exit decisions were made in accordance with relevant bank policies and processes and there was no evidence of discrimination due to political views or affiliations, or any other protected characteristic. Decision-making by Coutts in relation to the exit cases was consistent with relevant standards and otherwise appropriate. However, Travers Smith found that policies and procedures governing exit decisions could be improved in some areas.

ii. Exit processes: there is little by way of formal procedure or process governing how non-financial crime exits must be carried out by Coutts staff, and there is no formalised set of definitions for the potential bases for exit or guidance on thresholds to be met for a customer to be exited. Travers Smith also found that:

●
In some exit cases, there were deficiencies in the internal process followed, and in the content or format of the exit letter or the process by which that letter was conveyed to the customer;

●
In a small number of cases, by not communicating at least 60 days' notice of account closure to the customer, Coutts potentially breached Regulation 51(4) of the Payment Services Regulations; and

●
Primarily in relation to the failure by Coutts to provide reasons for exits, Coutts potentially breached FCA rules, including the obligation to treat customers fairly.

iii. Data protection analysis: the report identified some potential compliance failures and/or best practice shortcomings in Coutts' data processing in respect of exit decisions. The report also contains a summary of Travers Smith's data protection analysis relating to Phase 1 of the Travers Smith independent review.

In light of the recommendations made by Travers Smith, and its own internal work, NatWest Group is taking action to ensure better outcomes and experiences for customers across the bank. The key steps include:

1.
Reviewing and updating exit processes, including a review of exit letters and the introduction of a commercial exits framework that provides customers with the opportunity to improve their economic contribution where appropriate;
2.
The establishment of a new franchise exits process and an appropriate PEP declassification programme; and
3.
Refreshed guidance and mandatory training on the complaints process will be issued to the front line, Coutts 24 and all relevant senior leaders.

In October, the FCA confirmed that it is undertaking a programme of supervisory work with NatWest Group and Coutts. NatWest Group will continue to work with its peers and regulators and with the UK Government so that it is easier for banks to communicate clearly with customers who are being exited.

--ENDS--

For more information, please contact:

NatWest Group Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 20 7672 1758

 NatWest Group Media Relations

+44(0)131 523 4205

 Legal Entity Identifier:  2138005O9XJIJN4JPN90

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc's Interim Results for H1 2023 on Form 6-K, Natwest Group plc's Interim Management Statement for Q1 and Q3 2023 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

 Exhibit No. 4

19 December 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the "Company") announces that the PDMRs set out below have acquired ordinary shares of £1.0769* each in the Company ("Shares") (ISIN:GB00BM8PJY71). The Shares were acquired following the exercise of options awarded under the NatWest Group plc UK ShareSave Plan. A number of Shares were subsequently sold, as set out below.

Name of PDMR	Position of PDMR	Acquisition price	No. of Shares acquired	No. of Shares sold	Sale price
Katie Murray¹	Group Chief Financial Officer	£1.1247	3,200	N/a	N/a
Paul Thwaite²	Group Chief Executive Officer	£1.8931	3,169	3,169	£2.1991
1. The transaction set out in the table above was executed on 19 December 2023 in relation to an option granted in 2020.
2. The transactions set out in the table above were executed on 18 December 2023 in relation to an option granted in 2018.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

29 December 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale Price	Date of transaction
Oliver Holbourn	CEO, RBS International	62,330	£2.1803	28 December 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

  Exhibit No. 6

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 29 December 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 December 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,804,562,716	4	35,218,250,864
Ordinary Shares of £1.0769* held in treasury	187,174,260	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,992,220,116		35,220,183,424

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,220,183,424 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 December 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary